February 21, 2023

Jeffrey Gabor

Office of Real Estate & Construction

Division of Corporation Finance

Re:	ADPI Fund I, LLC
Amendment No. 3 to Form 1-A
Filed December 20, 2022
File No. 024-11872

Ms. Rivera:

Please see below for responses to the Division’s letter dated January 31, 2023 regarding the above captioned matter. All questions have been addressed in an Amendment No. 4 to the Offering Statement on Form 1-A/A, filed February 21, 2023 (“Amendment”), as further herein detailed.

General

1.	We note the statement on page 8 that investors in this offering may have the option of paying for their investment with cryptocurrencies. Please disclose the following:

•	how you will value the cryptocurrencies initially and on an ongoing basis;

•	how you will determine the amount of securities to which a purchaser will be entitled and at what point will the number of shares be determined;

•	who will bear the risk of a downturn in price of the digital asset between the time it is delivered to the company and the time that the company determines the amount of securities to be issued;

•	how you will hold and secure the cryptocurrencies received; and

•	whether you intend to hold the cryptocurrencies for investment or convert them into fiat currency immediately upon receipt or soon thereafter

ADPI Fund I, LLC does not intend to accept payment for interests in cryptocurrencies. Reference to such were a scrivener’s error and have been removed from the Amendment.

We appreciate your time and attention in this matter.

Sincerely,

/s/ Dodson Robinette PLLC